Form 51-102F3
Material Change Report

Item 1: Name and Address of Reporting Issuer

Spur Ventures Inc.
Suite 2684 Four Bentall Centre
1055 Dunsmuir Street Box 49298
Vancouver BC
V7X 1L3

Item 2: Date of Material Change

The date of the material change is June 22, 2004

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is June 22, 2004. The press release was issued in Vancouver, British Columbia through the facilities of Canada Newswire and through Canada Stockwatch.

Item 4: Summary of Material Change

Spur Ventures Announces Closing of $16.5 Million Financing

Item 5: Full Description of Material Change

SPUR VENTURES INC., Raymond James Ltd. and Dundee Securities Corporation are pleased to announce the closing of a private placement of 11 million units for gross proceeds of $16.5 million. Each unit has a price of $1.50, and consists of one share and one-half of one warrant to purchase an additional share for two years at $1.50. All shares and warrants have a hold period expiring on October 23, 2004.

The proceeds will be used to fund development at the Company's projects in China and for general working capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jeffrey Giesbrecht, Secretary
Telephone: (604) 697-6201.

June 22, 2004.